                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

For Registration Under the Securities Act of 1933 of
Securities of Unit Investment Trusts Registered on Form N-8B-2

          A.   Exact name of Trust:

               THE PAINEWEBBER EQUITY TRUST,
               ABCs TRUST, SERIES 1

          B.   Name of Depositor:

               PAINEWEBBER INCORPORATED

          C. Complete address of Depositor's principal executive office:

               PAINEWEBBER INCORPORATED
               1285 Avenue of the Americas,
               New York, New York  10019

          D.   Name and complete address of agents for service:

               PAINEWEBBER INCORPORATED
               Attention:  Mr. Robert E. Holley
               1200 Harbor Boulevard
               Weehawken, N.J.  07087

               copy to:
               CARTER LEDYARD & MILBURN
               Attention: Kathleen H. Moriarty, Esq.
               2 Wall Street,
               New York, NY 10005

          E.   Title and amount of securities being registered:

               An indefinite number of Units pursuant to Rule 24f-2 under the Investment Company Act of 1940.

          F. Proposed maximum aggregate offering price to the public of the securities being registered:

               Indefinite

          G. Amount of filing fee, computed at one-thirty-fourth of 1 percent of the proposed maximum aggregate offering price to the public:

               None Required
               Pursuant to Rule 24f-2

          H.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
          THE REGISTRATION STATEMENT

               The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
          Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
          Section 8(a), may determine.

                  THE PAINEWEBBER EQUITY TRUST,
                      ABCs TRUST, SERIES 1

                      Cross Reference Sheet

             Pursuant to Rule 404(c) of Regulation C
                under the Securities Act of 1933

          (Form N-8B-2 Items required by Instruction 1
                  as to Prospectus on Form S-6)

Form N-8B-2                            Form S-6
Item Number                            Heading in Prospectus

I.  Organization and General Information

1.  (a) Name of Trust                ) Front Cover
    (b) Title of securities issued   )

2.  Name and address of Depositor    ) Back Cover

3.  Name and address of Trustee      ) Back Cover

4.  Name and address of principal    ) Back Cover
     Underwriter                     )

5.  Organization of Trust            ) Nature of Trust

6.  Execution and termination of     ) Nature of Trust
     Trust Agreement                 ) Termination of the Trust

7.  Changes of name                  ) *

8.  Fiscal Year                      ) *

9.  Litigation                       ) *

              II.  General Description of the Trust
                       and Securities of the Trust

10. General Information regarding    ) Summary of Portfolio
    Trust's Securities and Rights    ) Rights of Certificate-
    of Holders                       ) holders

----------
*Not applicable, answer negative or not required.

    (a) Type of Securities           ) Creation of Trust
        (Registered or Bearer)       )

    (b) Type of Securities           ) Creation of Trust
       (Cumulative or Distributive)  )

    (c) Rights of Holders as to      ) Rights of Certificate-
        Withdrawal or Redemption     ) holders
                                     ) Redemption of Units by
                                     ) Trustee
                                     ) The Municipal Bond Trust
                                     ) Reinvestment Program

    (d) Rights of Holders as to      ) Secondary Market for
        conversion, transfer, etc.   ) Units, Exchange Option

    (e) Rights of Trust issues       ) *
        periodic payment plan        )
        certificates                 )

    (f) Voting rights as to Secu-    ) Rights of Certificate-
        rities, under the Indenture  ) holders

    (g) Notice to Holders as to      )
        change in                    )

        (1) Assets of Trust          ) Amendment of the Indenture
        (2) Terms and Conditions     ) Supervision of Trust
            of Trust's Securities    ) Investments
        (3) Provisions of Trust      ) Amendment of the Indenture
        (4) Identity of Depositor    ) Administration of the
            and Trustee              ) Trust

    (h) Consent of Security Holders  )
        required to change           )

        (1) Composition of assets    ) Amendment of the Indenture
            of Trust
        (2) Terms and conditions     ) Amendment of the Indenture
            of Trust's Securities    )
        (3) Provisions of Indenture  ) Amendment of the Indenture
        (4) Identity of Depositor    ) Administration of the
            and Trustee              ) Trust

11. Type of securities comprising    ) *
     periodic payment certificates   )

----------
*Not applicable, answer negative or not required.

12. (a) Load, fees, expenses, etc.   ) Public Offering Price of
                                     ) Units Expenses of the
                                     ) Trust

    (b) Certain information regard-  ) *
        ing periodic payment         )
        certificates                 )

    (c) Certain percentages          ) *

    (d) Certain other fees, etc.     ) Expenses of the Trust
       payable by holders            )

    (e) Certain profits receivable   ) Public Offering Price of
        by depositor, principal      ) Units
        underwriters, trustee or     ) Public Offering of Units
        affiliated persons           )

    (f) Ratio of annual charges      ) *
        to income                    )

13. Issuance of trust's securities   ) Nature of the Trust
                                     ) Public Offering of Units

14. Receipt and handling of          ) *
    payments from purchasers         )

15. Acquisition and disposition of   ) Acquisition of Securities
    underlying securities            ) for the Trust Supervision
                                     ) of Trust Investments

16. Withdrawal or redemption         ) Redemption of Units by
                                     ) Trustee

17. (a) Receipt and disposition of   ) Distributions to Certifi-
        income                       ) cateholders

    (b) Reinvestment of              )
        distributions                ) *

    (c) Reserves or special fund     ) Distributions to Certifi-
                                     ) cateholders

    (d) Schedule of distribution     ) *

18. Records, accounts and report     ) Statements to Certificate-
                                     ) holders Administration of
                                     ) the Trust

----------
*Not applicable, answer negative or not required.

19. Certain miscellaneous            ) Administration of the
    provisions of trust agreement    ) Trust

20. Loans to security holders        ) *

21. Limitations on liability         ) Limitation of Liabilities

22. Bonding arrangements             ) Included in Form N-8B-2

23. Other material provisions of     ) *
    trust agreement )


                III.  Organization Personnel and
                       Affiliated Persons of Depositor

24. Organization of Depositor        ) Sponsor

25. Fees received by Depositor       ) Public Offering Price of
                                     ) Units Expenses of the
                                     ) Trust

26. Business of Depositor            ) Sponsor

27. Certain information as to        ) Sponsor
    officials and affiliated         )
    persons of Depositor             )

28. Voting securities of Depositor   ) *

29. Persons controlling Depositor    ) Sponsor

30. Payments by Depositor for        ) *
    certain other services trust     )

31. Payments by Depositor for        ) *
    certain other services           )
    rendered to trust                )

32. Remuneration of employees of     ) *
    Depositor for certain services   )
    rendered to trust                )

33. Remuneration of other persons    ) *
    for certain services rendered    )
    to trust                         )

----------
*Not applicable, answer negative or not required.

         IV.  Distribution and Redemption of Securities

34. Distribution of trust's          ) Public Offering of Units
    securities by states             )

35. Suspension of sales of trust's   ) *
    securities                       )

36. Revocation of authority to       ) *
    distribute                       )

37. (a) Method of distribution       ) Public Offering of Units
    (b) Underwriting agreements      )
    (c) Selling agreements           )

38. (a) Organization of principal    ) Sponsor
        underwriter                  )
    (b) N.A.S.D. membership of       ) Sponsor
        principal underwriter        )

39. Certain fees received by         ) Public Offering Price of
    principal underwriter            ) Units

40. (a) Business of principal        ) Sponsor
        underwriter                  )
    (b) Branch officers of           )
        principal underwriter        )
    (c) Salesman of principal        ) *
        underwriter )

41. Ownership of trust's securities  ) *
    by certain persons               )

42. Certain brokerage commissions    ) *
    received by principal            )
    underwriter                      )

43. (a) Method of valuation          ) Public Offering Price
                                     ) Units
    (b) Schedule as to offering      ) *
        price                        )
    (c) Variation in offering        ) Public Offering
        price to certain persons     ) Units

44. Suspension of redemption rights  ) *

----------
*Not applicable, answer negative or not required.

45. (a) Redemption valuation         ) Redemption of Units by
                                     ) Trustee
    (b) Schedule as to redemption    ) *
        price                        )

       V.  Information concerning the Trustee or Custodian

46. Maintenance of position in       ) Secondary Market for Units
    underlying securities            ) Redemption of Units by
                                     ) Trustee
                                     ) Evaluation of the Trust

47. Organization and regulation of   ) Administration of the
    Trustee                          ) Trust Trustee

48. Fees and expenses of Trustee     ) Expenses of the Trust

49. Trustee's lien                   ) Expenses of the Trust


 VI.  Information concerninq Insurance of Holders of Securities

50. (a) Name and address of          ) *
        Insurance Company            )
    (b) Type of policies             ) *
    (c) Type of risks insured and    ) *
        excluded                     )
    (d) Coverage of policies         ) *
    (e) Beneficiaries of policies    ) *
    (f) Terms and manner of          ) *
        cancellation                 )
    (g) Method of determining        ) *
        premiums                     )
    (h) Amount of aggregate          ) *
        premiums paid                )
    (i) Who receives any part of     ) *
        premiums                     )
    (j) Other material provisions    ) *
        of the Trust relating to     )
        insurance                    )

----------
*Not applicable, answer negative or not required.

                   VII.  Policy of Registrant

51. (a) Method of selecting and      ) Acquisition of Securities
        eliminating securities       ) for the Trust
        from the Trust               )
    (b) Elimination of securities    ) *
        from the Trust               )
    (c) Policy of Trust regarding    ) Supervision of Trust
        substitution and elimina-    ) Investment
        tion of securities           )
    (d) Description of any funda-    ) Acquisition of Securities
        mental policy of the Trust   ) for the Trust
                                     ) Supervision of Trust
                                     ) Investments

52. (a) Taxable status of the Trust  ) Tax status of the Trust
    (b) Qualification of the Trust   ) Tax status of the Trust
        as a mutual investment       )
        company                      )


          VIII.  Financial and Statistical Information

53. Information regarding the        ) *
    Trust's past ten fiscal years    )

54. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

55. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

56. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

57. Certain information regarding    ) *
    periodic payment plan certifi-   )
    cates                            )

58. Financial statements             ) Statement of Financial
    (Instruction 1(c) to Form S-6)   ) Condition

----------
*Not applicable, answer negative or not required.

                  UNDERTAKING TO FILE REPORTS

          Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION STATEMENT OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.


            Preliminary, Subject to Completion Dated June 1, 1998

                           PAINEWEBBER EQUITY TRUST
                             ABCs Trust Series 1

                                    [LOGO]

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   The investment objective of this Trust is to provide for capital appreciation through an investment in equity stocks selected from PaineWebber's ANALYSTS' BEST CALLS ("ABCs") list. The value of the Units will fluctuate with the value of the portfolio of underlying securities and there is no assurance that dividends will be paid or that the securities, and therefore the Units, will appreciate in value.

   The minimum purchase is $250. Only whole Units may be purchased.

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   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                   SPONSOR:

                           PAINEWEBBER INCORPORATED

              Read and retain this prospectus for future reference.

                PROSPECTUS DATED          , 1998

                  ESSENTIAL INFORMATION REGARDING THE TRUST
                           AS OF          , 1998(1)

Sponsor:      PaineWebber Incorporated
Trustee:      Investors Bank & Trust Company


Initial Date of Deposit:          , 1998

    Aggregate Value of Securities in Trust: .................. $
    Number of Units: .........................................
    Fractional Undivided Interest in the Trust Represented by  1/ th
     Each Unit: ..............................................
    Calculation of Public Offering Price Per Unit(2)
     Aggregate Value of Underlying Securities in Trust ....... $
     Divided by Units ........................................ $
     Plus Initial Sales Charge(3) of 1% of Public Offering
    Price
      (1.00% of net amount invested per    Units) ............ $
     Public Offering Price per Unit .......................... $
Redemption Value: ............................................ $
Evaluation Time:.............................................. 4:00 P.M. New York time.
Income Account Distribution Dates(4): ........................         , 1998 and quarterly
                                                               thereafter and on the Mandatory
                                                               Termination Date.
Capital Account Distribution Dates(4):........................           , 1999 and on the Mandatory
                                                               Termination Date. No distributions of
                                                               less than $.05 per Unit need be made
                                                               from the Capital Account on any
                                                               Distribution Date.
Record Dates:.................................................         , 1998 and quarterly
                                                               thereafter.
Mandatory Termination Date:...................................           , 1999
Discretionary Liquidation Amount:............................. 40% of the value of Securities upon completion of the deposit of
                                                               Securities.
Estimated Annual Organizational Expenses of the Trust(5):  ... $      per Unit.
Estimated Other Expenses of the Trust......................... $      per Unit.
                                                               --------------------------------------
Total Estimated Annual Expenses of the Trust(6):  ............ $      per Unit.

------------
(1)   The date prior to the Initial Date of Deposit.
(2) The Public Offering Price will be based upon the value of the Stocks next computed following receipt of the purchase order plus the
      applicable sales charges and will vary on any date subsequent to      ,
      1998 from the Public Offering Price per Unit shown above. Following the Initial Date of Deposit, costs incurred in connection with the acquisition of additional Stocks will be at the expense of the Trust. Any investor purchasing Units after the Initial Date of Deposit will also pay a pro-rata share of any accumulated dividends in the Income Account. (See "Essential Information Regarding the Trust--Additional Deposits," "Risk Factors and Special Considerations" and "Valuation").
(3) The Initial Sales Charge is 1% per 100 Units. In addition, ten (10) monthly Deferred Sales Charges of $2.00 per 100 Units (totalling $20.00 per 100 Units) will be deducted from the Trust's net asset value during the third (3rd) through twelfth (12th) months of the Trust's nineteen month life. The Initial Sales Charge is reduced on purchases of Units worth more than $250,000. See "Public Offering of Units--Sales Charge and Volume Discount."
(4)   See "Distributions".
(5) This Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the initial registration statement, the trust indenture and other closing documents, registering Units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds. Historically, the sponsors of unit investment trusts have paid all the costs of establishing those trusts.
(6) See "Expenses of the Trust". Estimated dividends from the Stocks, based upon last dividends actually paid, are expected by the Sponsor to be sufficient to pay estimated expenses of the Trust. If such dividends and income paid are insufficient to pay expenses, the Trustee is authorized to sell Securities in an amount sufficient to pay such expenses. (See "Administration of the Trust" and "Expenses of the Trust".)

   THE TRUST. The objective of the PaineWebber Equity Trust, ABCs Trust Series 1 (the "Trust") is to provide for capital appreciation through an investment in equity stocks selected from PaineWebber's Analysts' Best Calls list as discussed briefly below (referred to herein as the "Stocks" or the "Securities"). OF COURSE, THERE CAN BE NO ASSURANCE THAT THE OBJECTIVE OF THE TRUST WILL BE ACHIEVED.

   The PaineWebber Research Department has been long recognized as one of the leaders on Wall Street; only PaineWebber has been named among the top 10 investment firms in "Institutional Investor's All America Research Team" in each of its 26 annual surveys. Analysts' Best Calls ("ABCs") are a compilation of PaineWebber's research analysts' top stock selections. All stocks on the ABCs list must be rated either "buy" or "attractive", with an investment horizon of twelve (12) months.

   PaineWebber selected the Stocks in the Trust Portfolio from the securities in the ABCs list as of the day prior to the Initial Date of Deposit, subject to certain capitalization and liquidity screens (see "The Composition of the Portfolio").

   SUMMARY OF RISK FACTORS. There are certain investment risks inherent in unit trust portfolios which hold equity securities. The Stocks may appreciate or depreciate in value or pay dividends depending on the full range of economic and market influences affecting corporate profitability, the financial condition of the issuers, the prices of equity securities, the condition of the stock markets in general and the prices of the stocks in particular. In addition, rights of common stock holders are generally inferior to those of holders of debt obligations or preferred stock. See "Risk Factors and Special Considerations" for a discussion of these risks.

   There can also be no assurance that the Trust portfolio will remain constant during the life of the Trust. For example, the Trustee may be required to sell Securities to pay for the expenses of the Trust (see "Expenses of the Trust" and "Administration of the Trust--Accounts"). Also, certain events might occur which could lead to the elimination of one or more Stocks from the Portfolio (see "Administration of the Trust--Portfolio Supervision"), thereby reducing the diversity of the Trust's investments. Further, under certain circumstances, if a tender offer is made for any of the Stocks in the Trust, or in the event of a merger or reorganization, the Trust will either tender the Stocks or sell them as more fully described under the captions "The Trust" and "Administration of the Trust--Portfolio Supervision," herein. Lastly, to the extent a significant number of
Unitholders choose to exercise their exchange option in respect of the      ,
1999 Distribution Date, or thereafter, the Trust will experience a correspondingly significant redemption at such time, thereby reducing the size of the Trust. See "Risk Factors and Special Considerations", "Federal Income Taxes" and "Exchange Option".

THE COMPOSITION OF THE TRUST PORTFOLIO

   The PaineWebber Research Department has been long recognized as one of the leaders on Wall Street; only PaineWebber has been named among the top 10 investment firms in "Institutional Investor's All America Research Team" in each of its 26 annual surveys. Analysts' Best Calls ("ABCs") are a compilation of PaineWebber's research analysts' top stock selections. PaineWebber's analysts covering over 50 different industries select a stock from their respective sectors based on their assessment of the likelihood that the stock will outperform the market over the next 12 months. It is the stock an analyst believes has the highest potential appreciation in its universe with the highest level of conviction and must be rated either "buy" or "attractive" by PaineWebber. ABCs selections are drawn form the entire range of industries and companies covered by PaineWebber's Research Department.

   The Stocks included in the Trust were chosen in the following manner: first, all Stocks had to be in the ABCs as of the day prior to the Initial Date of Deposit. Second, each Stock had to have a minimum market capitalization of $________. Third, each Stock had to pass a liquidity screen of $__________ in average daily trading volume. Finally, only Stocks chosen by PaineWebber research analysts who rated at least 20% of their followed stocks either "buy" or "attractive", were permitted to be included in the Trust. All Stocks meeting these four criteria were included as Stocks in the Trust's Portfolio shown under the heading "Schedule of Investments". Each Stock was deposited on the Initial Date of Deposit in approximately equal dollar amounts.

   All the Stocks in the Trust Portfolio are common stocks issued by companies who may receive income and derive revenues from multiple industry sources but whose primary industry is listed in the "Schedule of Investments."

                               APPROXIMATE PERCENT OF AGGREGATE
  PRIMARY INDUSTRY SOURCE          MARKET VALUE OF THE TRUST
---------------------------  ------------------------------------


   ADDITIONAL DEPOSITS. After the first deposit on the Initial Date of Deposit the Sponsor may, from time to time, cause the deposit of additional Securities ("Additional Securities") in the Trust where additional Units are to be offered to the public. (See "The Trust"). The Trust, when acquiring such Additional Securities, may purchase Stocks notwithstanding that, at the time of such purchase, such Stocks are no longer included in the most current ABCs list. Costs incurred in acquiring such Additional Securities will be borne by the Trust. Unitholders will experience a dilution of their investment as a result of such brokerage fees and other expenses paid by the Trust during additional deposits of Securities purchased by the Trustee with cash or cash equivalents pursuant to instructions to purchase such Securities. (See "The Trust" and "Risk Factors and Special Considerations".)

   PUBLIC OFFERING PRICE. Units will be charged a combination of an Initial Sales Charge on the date of purchase of 1.00% of the Public Offering Price, plus Deferred Sales Charges which will aggregate $20.00 per 100 Units over the third (3rd) through twelfth (12th) months of the nineteen month life of the Trust. For example, on a $1,000 investment, $990.00 is invested in the Trust and a $10.00 Initial Sales Charge is collected. In addition, a Deferred Sales charge of $2.00 per 100 Units will be deducted from the Trust's net asset value each month from months three (3) through twelve (12) of the Trust for a total of $20.00. This deferred method of payment keeps more of the investor's money invested over a longer period of time than would be the case if a single sales charge of the same amount were collected on the initial date of purchase. The Initial Sales Charge is reduced on a graduated scale for volume purchasers and is reduced for certain other purchasers. Units are offered at the Public Offering Price computed as of the Evaluation Time for all sales subsequent to the previous evaluation. The Public Offering Price on the Initial Date of Deposit, and on subsequent dates, will vary from the Public Offering Price set forth on page 2. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have any amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind redemption. (See "Public Offering of Units".)

   DISTRIBUTIONS. The Stocks in the Trust were chosen for their capital appreciation potential, not for their income potential. The Trustee will make distributions, on the Distribution Dates. (See "Distributions", "Exchange Option" and "Administration of the Trust".) Unitholders may elect to have their Income and Capital Account distributions automatically reinvested into additional Units of the Trust at no Initial Sales Charge (see "Reinvestment Plan"). (Such Units, like all Units, will be subject to Deferred Sales Charges.) Upon termination of the Trust, the Trustee will distribute to each Unitholder of record on such date his pro rata share of the Trust's assets, less expenses. The sale of Securities in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.

   TERMINATION. When the Trust is about to terminate, Unitholders may receive their termination proceeds in cash (or, at the Sponsor's election, in kind for distributions in excess of $500,000) after the Trust terminates, (see "Termination of the Trust"). Unless advised to the contrary by the Sponsor, the Trustee will begin to sell the Securities held in the Trust approximately twenty days prior to the Mandatory Termination Date. Moneys held upon such sale or maturity of Securities will be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The Trust will terminate approximately nineteen (19) months after the Initial Date of Deposit regardless of market conditions at the time. (See "Termination of the Trust" and "Federal Income Taxes".)

   EXCHANGE OPTION. So long as the Sponsor continues to offer new ABCs Trust, Unitholders may exercise their exchange option in lieu of selling or
redeeming their Units on or after the       , 1999

Distribution Date, at a reduced sales charge described under "Exchange Option". The Sponsor reserves the right not to offer new ABCs Trusts and there is no guarantee that a new Trust will be available on or after the
      , 1999 Distribution Date.

   MARKET FOR UNITS. The Sponsor, though not obligated to do so, presently intends to maintain a secondary market for Units. The public offering price in the secondary market will be based upon the value of the Securities next determined after receipt of a purchase order, plus the applicable sales charge. (See "Public Offering of Units--Public Offering Price" and "Valuation".) If a secondary market is not maintained, a Unitholder may dispose of his Units only through redemption. With respect to redemption requests in excess of $500,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem units "in kind" by distributing Securities to the redeeming Unitholder. (See "Redemption".)

THE TRUST

   The Trust is the first of a series of similar but separate unit investment trusts created under New York law by the Sponsor pursuant to a Trust Indenture and Agreement * (the "Indenture") dated as of the Initial Date of Deposit, between PaineWebber Incorporated, as Sponsor and Investors Bank & Trust Company, as Trustee (the "Trustee"). The objective of the Trust is capital appreciation through an investment in equity stocks selected from PaineWebber's Analysts' Best Calls ("ABCs") list. Of course, there can be no assurance that the objective of the Trust will be achieved.

   On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of Stocks together with an irrevocable letter or letters of credit of a commercial bank or banks in an amount at least equal to the purchase price. The value of the Securities was determined on the basis described under "Valuation". In exchange for the deposit of the contracts to purchase Securities, the Trustee delivered to the Sponsor a receipt for Units representing the entire ownership of the Trust.

   With the deposit on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the Securities in the Trust (determined by reference to the number of shares of each issue of Stock). The Sponsor may, from time to time, cause the deposit of Additional Securities in the Trust when additional Units are to be offered to the public or pursuant to the Reinvestment Plan. During the 90-day period following the Initial Date of Deposit, deposits of Additional Securities or cash in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Security. The original proportionate relationship is subject to adjustment to reflect the occurrence of a stock split or a similar event which affects the capital structure of the issuer of a Security but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event, to reflect a merger or reorganization, to reflect the acquisition of Securities or to reflect a sale or other disposition of a Security. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities (see "Administration of the Trust--Portfolio Supervision"). Units may be continuously offered to the public by means of this Prospectus (see "Public Offering of Units--Public Offering Price") resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising the Portfolio at the end of the initial 90-day period. Stock

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*Reference is hereby made to said Trust Indenture and Agreement and any statements contained herein are qualified in their entirety by the provisions of said Trust Indenture and Agreement.

dividends issued in lieu of cash dividends, if any, received by the Trust will be sold by the Trustee and the proceeds therefrom shall be added to the Income Account. (See "Administration of the Trust" and "Reinvestment Plan").

   On the Initial Date of Deposit each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Essential Information Regarding the Trust". However, if additional Units are issued by the Trust (through the deposit of Additional Securities for purposes of the sale of additional Units or pursuant to the Reinvestment
Plan), the aggregate value of Securities in the Trust will be increased and the fractional undivided interest represented by each Unit in the balance will be decreased. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unitholder (which may include the Sponsor) or until the termination of the Trust. (See "Termination of the Trust".)

   Investors should be aware that the Trust, unlike a mutual fund, is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration"). In addition, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation.

   Investors should note that PaineWebber, in its general securities business, acts as agent or principal in connection with the purchases and sales of equity securities, including the Securities in the Trust, and may act as a market maker in certain of the Securities. PaineWebber also from time to time issues reports and may make recommendations relating to equity securities, including the Securities in the Trust, and has provided, and may continue to provide, investment banking services to the issuers of the Securities.

   Investors should note in particular that the Securities were selected by the Sponsor as of the Initial Date of Deposit. The Trust may continue to purchase Additional Securities when additional Units are offered to the public or pursuant to the Reinvestment Plan, or may continue to hold Securities originally selected through this process. This may be the case even though the Securities may no longer be included in the current ABCs list or the evaluation of the attractiveness of such Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trust. In addition, the Sponsor may continue to sell Trust Units even if PaineWebber changes a recommendation relating to one or more Securities in the Trust.

RISK FACTORS AND SPECIAL CONSIDERATIONS

   An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in common stocks in general. The general risks are associated with the rights to receive payments from the issuer which are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims against the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

   The Trust is not appropriate for investors who require high current income or seek conservation of capital.

   Common stocks do not represent an obligation of the issuer. Therefore they do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Unlike debt securities which typically have a stated principal amount payable at maturity, common stocks do not have a fixed principal amount or a maturity. Additionally, the value of the Stocks in the Trust may be expected to fluctuate over the life of the Trust.

   Any distributions of income to Unitholders will generally depend upon the declaration of dividends by the issuers of Securities and the declaration of dividends depends upon several factors, including the financial condition of the issuers and general economic conditions. In addition, there are investment risks common to all equity issues. The Stocks may appreciate or depreciate in value depending upon a variety of factors, including the full range of economic and market influences affecting corporate profitability, the financial condition of issuers, changes in national or worldwide economic conditions, and the prices of equity securities in general and the Stocks in particular. Distributions of income, generally made by declaration of dividends, is also dependent upon several factors, including those discussed above in the preceding sentence.

   The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units, may impact upon the value of the underlying Securities and the Units. For example, the Sponsor's acquisition of certain of the Securities in open market purchases may have the unintended result of increasing the closing market price for such Securities at the close of business on the date(s) of such purchases. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the Securities comprising the Trust portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust and may also increase the amount of the profit realized by the Sponsor on the purchase of the Securities from their issuers.

   Investors should note that the creation of additional Units subsequent to the Initial Date of Deposit may have an effect upon the value of previously existing Units. To create additional Units the Sponsor may deposit cash (or cash equivalents, e.g., a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities in amounts and in percentage relationships described above under "The Trust," based on the price of the Securities at the Evaluation Time on the date the cash is deposited. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Additional Security and the time the cash is used to purchase the Additional Security, Units will represent less or more of that Security and more or less of the other Securities in the Trust. Unitholders will be at risk because of price fluctuations during this period since if the price of shares of a Security increases, Unitholders will have an interest in fewer shares of that Security, and if the price of a Security decreases, Unitholders will have an interest in more shares of that Security, than if the Security had been purchased on the date cash was deposited with instructions to purchase the Security. In order to minimize these effects, the Trust will attempt to purchase Additional Securities as closely as possible to the Evaluation Time or at prices as closely as possible to the prices used to evaluate the Trust at the Evaluation Time. Thus price fluctuations during this period will affect the value of every Unitholder's Units and the income per Unit received by the Trust. In addition, costs incurred in connection with the acquisition of Additional Securities will be at the expense of the Trust and will affect the value of every Unitholder's Units.

   Investors should note that the Trust has adopted an internal policy which prohibits the ownership of any issue of Securities beyond 9.9% of the then-current outstanding common stock of such issue. The Sponsor is authorized to immediately discontinue the offering of any additional Units of any ABCs Trust Series, including those to be created for Reinvestment Plan purposes, until such time as all ABCs Trust series, in the aggregate, hold less than [9%] of the then-current outstanding common stock of such issuer.

   In the event a contract to purchase a Stock to be deposited on the Initial Date of Deposit or any other date fails, cash held or available under a letter or letters of credit, attributable to such failed contract may be reinvested in another stock or stocks having characteristics sufficiently similar to the Stocks originally deposited (in which case the original proportionate relationship shall be adjusted) or, if not so reinvested, distributed to Unitholders of record on the last day of the month in which the failure occurred. The distribution will be made twenty days following such record date and, in the event of such a distribution, the Sponsor will refund to each Unitholder the portion of the sales charge attributable to such failed contract.

   To the extent that a significant number of Unitholders exercise their
exchange option on or after the      , 1999 Distribution Date, the Trust will
experience a correspondingly significant redemption at such time thereby reducing the size of the Trust. Such redemptions may cause certain tax events and may increase the expense ratios for Unitholders who hold their Units until the Mandatory Termination Date. See "Federal Income Taxes" and "Exchange Option".

   BECAUSE THE TRUST IS ORGANIZED AS A UNIT INVESTMENT TRUST, RATHER THAN AS A MANAGEMENT INVESTMENT COMPANY, THE TRUSTEE AND THE SPONSOR DO NOT HAVE AUTHORITY TO MANAGE THE TRUST'S ASSETS FULLY IN AN ATTEMPT TO TAKE ADVANTAGE OF VARIOUS MARKET CONDITIONS TO IMPROVE THE TRUST'S NET ASSET VALUE, BUT MAY DISPOSE OF SECURITIES ONLY UNDER CERTAIN LIMITED CIRCUMSTANCES. (SEE THE DISCUSSION BELOW RELATING TO DISPOSITION OF STOCKS WHICH MAY BE THE SUBJECT OF A TENDER OFFER, MERGER OR REORGANIZATION AND ALSO THE DISCUSSION UNDER THE CAPTION "ADMINISTRATION OF THE TRUST--PORTFOLIO SUPERVISION".)

   A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have investment objectives which differ from that of the Trust, the Sponsor may sell certain Securities from such clients' accounts in instances where a sale of such Securities by the Trust would be impermissible, such as to maximize return by taking advantage of attractive market fluctuations in such Securities. As a result, the amount realized upon the sale of the Securities from the Trust may not be the highest price attained for an individual Security during the life of the Trust.

   Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust. The Year 2000 Problem is expected to impact corporations, which may include issuers of Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in the Trust.

   The Sponsor may have acted as underwriter, manager, or co-manager of a public offering of the Securities deposited into the Trust on the Initial Date of Deposit, or as an adviser to one or more of the issuers of the Securities, during the last three (3) years. The Sponsor or affiliates of the Sponsor may serve as specialists in the Securities on one or more stock exchanges and may have a long or short position in any of these Securities or in options on any of them, and may be on the opposite sides of public orders executed on the floor of an exchange where the Securities are listed. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any of the Securities or in options on them.

   The Trust is not appropriate for investors who require high current income or seek conservation of capital.

FEDERAL INCOME TAXES

   In the opinion of Carter, Ledyard & Milburn, counsel for the Sponsor, under existing law:

     1. The Trust is not an association taxable as a corporation for federal income tax purposes. Under the Internal Revenue Code of 1986, as amended (the "Code"), each Unitholder will be treated as the owner of a pro rata portion of the Trust, and income of the Trust will be treated as income of the Unitholder.

     2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, or other disposition) or when the Unitholder sells its Units or redeems its Units for cash. The total tax cost of each Unit to a Unitholder is allocated among each of the Securities in accordance with the proportion of the Trust comprised by each Security to determine the per Unit tax cost for each Security.

     3. The Trust is not an association taxable as a corporation for New York State income tax purposes. Under New York State law, each Unitholder will be treated as the owner of a pro rata portion of the Trust and the income of the Trust will be treated as income of the Unitholders.

   The following general discussion of the federal income tax treatment of an investment in Units of the Trust is based on the Code and United States Treasury Regulations (established under the Code) as in effect on the date of this Prospectus. The federal income tax treatment applicable to a Unitholder may depend upon the Unitholder's particular tax circumstances. The tax-treatment applicable to non-U.S. investors is not addressed in this Prospectus. Future legislative, judicial or administrative changes could modify the statements below and could affect the tax consequences to Unitholders. Accordingly, each Unitholder is advised to consult his or her own tax advisor concerning the effect of an investment in Units.

   General. Each Unitholder must report on its federal income tax return a pro rata share of the entire income of the Trust, derived from dividends on Stocks, interest on Treasury Obligations and Short-Term Treasury Obligations (if any), gains or losses upon dispositions of Securities by the Trust and a pro rata share of the expenses of the Trust. Unitholders should note that their taxable income from an investment in Units will exceed cash distributions because taxable income will include accretions of original issue discount on the Treasury Obligations.

   Distributions with respect to Stock, to the extent they do not exceed current or accumulated earnings and profits of the distributing corporation, will be treated as dividends to the Unitholders and will be subject to income tax at ordinary rates. Corporate Unitholders may be entitled to the dividends-received deduction discussed below.

   To the extent distributions with respect to a Stock were to exceed the issuing corporation's current and accumulated earnings and profits, they would not constitute dividends. Rather, they would be treated as a tax free return of capital and would reduce a Unitholder's tax cost for such Stock. This reduction in basis would increase any gain, or reduce any loss, realized by the Unitholder on any subsequent sale or other disposition of Units. After the tax cost has been reduced to zero, any additional distributions in excess of current and accumulated earnings and profits would be taxable as gain from the sale of Stock.

   A Unitholder who is an individual, estate or trust may be disallowed certain itemized deductions described in Code Section 67, including compensation paid to the Trustee and administrative expenses of the Trust, to the extent these itemized deductions, in the aggregate, do not exceed two percent of the Unitholder's adjusted gross income. Thus, a Unitholder's taxable income from an investment in Units may further exceed amounts distributed to the extent amounts are used by the Trust to pay expenses.

   Corporate Dividends-Received Deduction. Corporate holders of Units may be eligible for the dividends-received deduction with respect to distributions treated as dividends, subject to the limitations provided in Sections 246 and 246A of the Code. The dividends-received deduction generally equals 70 percent of the amount of the dividend. As a result, the maximum effective tax rate on dividends received generally will be reduced from 35 percent to 10.5 percent. A portion of the dividends-received deduction may, however, be subject to the alternative minimum tax. Individuals, partnerships, trusts, S corporations and certain other entities are not eligible for the dividends-received deduction.


PUBLIC OFFERING OF UNITS

   Public Offering Price. The public offering price per Unit is based on the aggregate market value of the Securities, next determined after the receipt of a purchase order, divided by the number of Units outstanding plus the sales charge set forth below. The public offering price per Unit is computed by dividing the Trust Fund Evaluation, next determined after receipt of a purchase order, by the number of Units outstanding plus the sales charge. (See "Valuation".) The Public Offering Price on the Initial Date of Deposit or on any subsequent date will vary from the Public Offering Price calculated on the business day prior to the Initial Date of Deposit (as set forth on page 2 hereof) due to fluctuations in the value of the Stocks among other factors.

   Sales Charge and Volume Discount. Units will be charged a Total Sales Charge of 3.00% per 100 Units which is a combination of the Initial and Deferred Sales Charges. The Initial Sales Charge will be $10.00 per 100 Units (1.00% of the Public Offering Price). Commencing in the third (3rd) month and continuing through the twelfth (12th) month of the Trust, the Deferred Sales Charge per 100 Units will be $20.00, approximately 2.00% of the Public Offering Price. Because the Deferred Sales Charge per 100 Units is $20.00 regardless of the price paid for Units, the Total Sales Charge expressed as a percentage of the Public Offering Price will vary with the price you pay to purchase Units. So, for example, if an investor bought 100 Units for $1,000 (including the Initial Sales Charge of $10.00 and held the Units until the Trust terminates, such investor would pay a Total Sales Charge of $30.00 or 3.00% of the acquisition price for such Units. If, however, an investor bought 100 Units for $900 (including the Initial Sales Charge of $9.00), such investor would pay a Total Sales Charge of $29.00 or 3.2% of the acquisition price for such Units.

Conversely, if an investor bought 100 Units for $1,100 (including the Initial Sales Charge of $11.00), such investor would pay a total of $31.00 or 2.8% of the acquisition price for such Units.

   The Deferred Sales Charge is a charge of $20.00 per 100 Units and is accrued in ten (10) monthly installments during the first twelve (12) months of the life of the Trust ($20.00 annual total) commencing in the third (3rd) month of the Trust. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have the amount of any installments remaining deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind redemption, although this deduction will be waived in the event of death or disability (as defined in the Internal Revenue Code) of an investor.

   It is anticipated that the Securities will not be sold to pay the Deferred Sales Charges until after the date of the final installment. Investors will be at risk for market price fluctuations in the Securities from the several installment accrual dates to the date of actual sales of Securities to satisfy this liability. In selling the Securities the Trustee will attempt to minimize any current tax liability for current Unitholders.

   A discount in the Initial Sales Charge is available to volume purchasers of Units due to economies of scale in sales effort and sales related expenses relating to volume purchases. The Initial Sales Charge applicable to volume purchasers of Units is reduced on a graduated scale as set forth below for sales made on a single day to any person of at least $250,000 or 250,000 Units, applied on whichever basis is more favorable to the purchaser.

                        INITIAL SALES CHARGE PER 100     TOTAL SALES CHARGE PER 100
                                    UNITS                           UNITS
                       ------------------------------- -------------------------------
                                                                                       MAXIMUM DOLLAR
                                                                                          AMOUNT OF
                                                                                       DEFERRED SALES
AGGREGATE DOLLAR       AS % OF PUBLIC    AS % OF NET   AS % OF PUBLIC    AS % OF NET     CHARGE PER
VALUE OF UNITS*        OFFERING PRICE  AMOUNT INVESTED OFFERING PRICE  AMOUNT INVESTED    100 UNITS
---------------------  -------------- ---------------  -------------- ---------------  --------------
Less than $250,000  ..      1.00%           1.01%           3.00%           3.09%          $20.00
$250,000 to $499,000        0.75            0.78            2.75            2.83           $20.00
$500,000 to $749,000        0.50            0.52            2.50            2.56           $20.00
$750,000 to $999,000        0.25            0.27            2.25            2.30           $20.00
$1,000,000 or more  ..      0.00            0.00            2.00            2.04           $20.00

------------
* The sales charge applicable to volume purchasers according to the table above will be applied either on a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.

   The volume discount on the Initial Sales Charge shown above will apply to all purchases of Units on any one day by the same person in the amounts stated herein, and for this purpose purchases of Units of this Trust will NOT be aggregated with concurrent purchases of any other trust which may be offered by the Sponsor. Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age of 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced sales charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

   No Initial Sales Charge will be imposed on Units of the Trust acquired by Unitholders in connection with participation in the Reinvestment Plan (see "Reinvestment Plan").

   Employee Discount. Due to the realization of economies of scale in sales effort and sales related expenses with respect to the purchase of Units by employees of the Sponsor and its affiliates, the Sponsor intends to permit employees of the Sponsor and its affiliates and certain of their relatives to purchase Units of the Trust with no Initial Sales Charge imposed, subject only to the Deferred Sales Charges remaining on the Units received.

   Distribution of Units. The minimum purchase in the initial public offering is $250. Only whole Units may be purchased.

   The Sponsor is the sole underwriter of the Units. Sales may, however, be made to dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") at prices which include a concession of $.30 per Unit at the highest sales charge, subject to change from time to time. The difference between the sales charge and the dealer concession will be retained by the Sponsor. In the event that the dealer concession is 90% or more of the sales charge per Unit, dealers taking advantage of such concession may be deemed to be underwriters under the Securities Act of 1933.

   The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor intends to qualify the Units in all states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

   Secondary Market for Units. While not obligated to do so, the Sponsor intends to maintain a secondary market for the Units and continuously offer to purchase Units at the Trust Fund Evaluation per Unit next computed after receipt by the Sponsor of an order from a Unitholder. The Sponsor may cease to maintain such a market at any time, and from time to time, without notice. In the event that a secondary market for the Units is not maintained by the Sponsor, a Unitholder desiring to dispose of Units may tender such Units to the Trustee for redemption at the price calculated in the manner set forth under "Redemption". Redemption requests in excess of $500,000 may be redeemed "in kind" as described under "Redemption." The Sponsor does not in any way guarantee the enforceability, marketability, value or price of any of the stocks in the Trust, nor that of the Units.

   Investors should note the Trust Fund Evaluation per Unit at the time of sale or tender for redemption may be less than the price at which the Unit was purchased.

   The Sponsor may redeem any Units it has purchased in the secondary market if it determines for any reason that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor may consider in making this determination will include the number of units of all series of all trusts which it holds in its inventory, the saleability of the Units and its estimate of the time required to sell the Units and general market conditions.

   A Unitholder who wishes to dispose of his Units should inquire of his bank or broker as to current market prices in order to determine if over-the-counter prices exist in excess of the redemption price and the repurchase price (see "Redemption").

   Sponsor's Profits. In addition to the applicable sales charge, the Sponsor realizes a profit (or sustains a loss) in the amount of any difference between the cost of the Stocks to the Sponsor and the price at which it deposits the Stocks in the Trust in exchange for Units, which is the value of the Stocks, determined by the Trustee as described under "Valuation". The cost of Stock to the Sponsor includes the amount paid by the Sponsor for brokerage commissions. These amounts are an expense of the Trust.

   Cash, if any, received from Unitholders prior to the settlement date for the purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business subject to the limitations of Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

   In selling any Units in the initial public offering after the Initial Date of Deposit, the Sponsor may realize profits or sustain losses resulting from fluctuations in the net asset value of outstanding Units during the period. In maintaining a secondary market for the Units, the Sponsor may realize profits or sustain losses in the amount of any differences between the price at which it buys Units and the price at which it resells or redeems such Units.

REDEMPTION

   Units may be tendered to Investors Bank & Trust Company for redemption at its office in person, or by mail at Hancock Towers, 200 Clarendon Street, Boston, MA 02116 upon payment of any transfer or similar tax which must be paid to effect the redemption. At the present time there are no such taxes. No redemption fee will be charged by the Sponsor or Trustee. If the Units are represented by a certificate it must be properly endorsed accompanied by a letter requesting redemption. If held in uncertificated form, a written instrument of redemption must be signed by the Unitholder. Unitholders must sign exactly as their names appear on the records of the Trustee with signatures guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator, or certificates of corporate authority. Unitholders should contact the Trustee to determine whether additional documents are necessary. Units tendered to the Trustee for redemption will be cancelled, if not repurchased by the Sponsor.

   Units will be redeemed at the Redemption Value per Unit next determined after receipt of the redemption request in good order by the Trustee. The Redemption Value per Unit is determined by dividing the Trust Fund Evaluation by the number of Units outstanding. (See "Valuation".)

   A redemption request is deemed received on the business day (see "Valuation" for a definition of business day) when such request is received prior to 4:00 p.m. If it is received after 4:00 p.m., it is deemed received on the next business day. During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the second business day following such presentation and Unitholders will receive the Redemption Value next determined after receipt by the Trustee of the redemption request. Proceeds of a redemption will be paid to the Unitholder no later than the seventh calendar day following the date of tender (or if the seventh calendar day is not a business day on the first business day prior thereto).

   With respect to cash redemptions, amounts representing income received shall be withdrawn from the Income Account, and, to the extent such balance is insufficient and for remaining amounts, from the Capital Account. The Trustee is empowered, to the extent necessary, to sell Securities to meet redemptions. The Trustee will sell Securities in such manner as is directed by the Sponsor. In the event no such direction is given, Stocks will be sold pro rata, to the extent possible, and if not possible, the Trustee may designate Securities to be sold. (See "Administration of the Trust".) However, with respect to redemption requests in excess of $500,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem Units "in kind" by distributing Stocks to the redeeming Unitholder. When Stocks are so distributed, a proportionate amount of each Stock will be distributed, rounded to avoid the distribution of fractional shares and using cash or checks where rounding is not possible. The Sponsor may direct the Trustee to redeem Units "in kind" even if it is then maintaining a secondary market in Units of the Trust. Securities will be valued for this purpose as set forth under "Valuation". A Unitholder receiving a redemption "in kind" may incur brokerage or other transaction costs in converting the Stocks distributed into cash. The availability of redemption "in kind" is subject to compliance with all applicable laws and regulations, including the Securities Act of 1933, as amended.

   To the extent that Securities are redeemed in kind or sold, the size and diversity of the Trust will be reduced. Sales will usually be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. In addition, because of the minimum amounts in which Securities are required to be sold, the proceeds of sale may exceed the amount required at the time to redeem Units; these excess proceeds will be distributed to Unitholders on the Distribution Dates.

   To the extent that a significant number of Unitholders exercise their
exchange option on or after the      , 1999 Distribution Date, the Trust will
experience a correspondingly significant redemption at such time, thereby reducing the size of the Trust. Such redemption may cause certain tax events and may increase the expense ratios for Unitholders who hold their Units until the Mandatory Termination Date. See "Federal Income Taxes" and "Exchange Option".

   The Trustee may, in its discretion, and will, when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the Redemption Value, for more than seven calendar days following the day of tender for any period during which the New York Stock Exchange, Inc. is closed other than for weekend and holiday closings; or for any period during which the Securities and Exchange Commission determined that trading on the New York Stock Exchange, Inc. is restricted or for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or for such other period as the Securities and Exchange Commission may by order permit for the protection of Unitholders. The Trustee is not liable to any person or in any way for any loss or damages which may result from any such suspension or postponement, or any failure to suspend or postpone when done in the Trustee's discretion.

VALUATION

   The Trustee will calculate the Trust's value (the "Trust Fund Evaluation") per Unit at the Evaluation Time set forth under "Summary of Essential Information Regarding the Trust" (1) on each business day as long as the Sponsor is maintaining a bid in the secondary market, (2) on the business day on which any Unit is tendered for redemption, (3) on any other day desired by the Sponsor or the Trustee and (4) upon termination, by adding (a) the aggregate value of the Securities and other assets determined by the Trustee as set forth below, (b) cash on hand in the Trust, including dividends receivable on Stock trading ex-dividend and income accrued held but not yet distributed (other than any cash held in any reserve account established under the Indenture or cash held for the purchase of Contract Securities) and
(c) accounts receivable for Securities sold and any other assets of the Trust not included in (a) and (b) above, and deducting therefrom the sum of (v) taxes or other governmental charges against the Trust not previously deducted, (w) accrued fees and expenses of the Trustee and the Sponsor (including legal and auditing expenses) and other Trust expenses (x) cash allocated for distributions to Unitholders and (y) accounts payable for Units tendered for redemption and any other liabilities of the Trust Fund not included in (v), (w), (x) and (y) above. The per Unit Trust Fund Evaluation is calculated by dividing the result of such computation by the number of Units outstanding as of the date thereof. Business days do not include Saturdays, Sundays, New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and other days that the New York Stock Exchange is closed.

   The value of Stocks shall be determined by the Trustee in good faith in the following manner: (1) if the domestic Stocks are listed on one or more national securities exchanges or on the National Market System maintained by the National Association of Securities Dealers Automated Quotations System, such evaluation shall be based on the last reported sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is the principal market thereof (deemed to be the New York Stock Exchange in the case of the domestic Stocks if such Stocks are listed thereon), (2) if there is no such appropriate sales price on such exchange or system, at the mean between the closing bid and asked prices on such exchange or system (unless the Trustee deems such price inappropriate as a basis for evaluation), (3) if the Stocks are not so listed or, if so listed and the principal market therefor is other than on such exchange or there are no such appropriate closing bid and asked prices available, such evaluation shall be made by the Trustee in good faith based on the closing sale price in the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation) or (4) if there is no such appropriate closing price, then (a) on the basis of current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee's appraising the value of the Stock in good faith on the bid side of the market or (d) by any combination thereof. The tender of a Stock pursuant to a tender offer will not affect the method of valuing such Stock.

COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION VALUE

   The Stocks are valued on the same basis for the initial and secondary markets and for purposes of redemptions. On the business day prior to the Initial Date of Deposit, the Public Offering Price per Unit (which figure includes the Initial Sales Charge) exceeded the Redemption Value. (See "Essential Information"). The prices of Stocks are expected to vary. For this reason and others, including the fact that the Public Offering Price includes the sales charge, the amount realized by a Unitholder upon redemption of Units may be less than the price paid by the Unitholder for such Units.

EXPENSES OF THE TRUST

   The cost of the preparation and printing of the Indenture and this Prospectus, the initial fees of the Trustee and the Trustee's counsel, and expenses incurred in establishing the Trust, including legal and auditing fees (the "Organizational Expenses"), will be paid by the Trust, as is common for mutual funds. Historically, the Sponsors of Unit Trusts have paid all organizational expenses. The Sponsor will receive no fee from the Trust for its services in establishing the Trust.

   The Sponsor will receive a fee, which is earned for portfolio supervisory services, and which is based upon the largest number of Units outstanding during the calendar year. The Sponsor's fee, which is not to exceed $.
per Unit per calendar year, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount it receives for portfolio supervisory services rendered to all series of the PaineWebber Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

   For its services as Trustee and Evaluator, the Trustee will be paid in
monthly installments, annually $     per Unit, based on the largest number of
Units outstanding during the previous month. In addition, the regular and
recurring expenses of the Trust are estimated to be $     which include, but
are not limited to Organizational Expenses of $     per Unit, and certain
mailing, printing, and audit expenses. Expenses in excess of this estimate will be borne by the Trust. The Trustee could also benefit to the extent that it may hold funds in non-interest bearing accounts created by the Indenture.

   The Sponsor's fee and Trustee's fee may be increased without approval of the Unitholders by an amount not exceeding a proportionate increase in the category entitled "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if the Price Index is no longer published, a similar index as determined by the Trustee and Sponsor.

   In addition to the above, the following charges are or may be incurred by the Trust and paid from the Income Account, or, to the extent funds are not available in such Account, from the Capital Account (see "Administration of the Trust--Accounts"): (1) fees for the Trustee for extraordinary services;
(2) expenses of the Trustee (including legal and auditing expenses) and of counsel; (3) various governmental charges; (4) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unitholders; (5) indemnification of the Trustee for any loss, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith or wilful misconduct on its part; (6) brokerage commissions and other expenses incurred in connection with the purchase and sale of Securities; and (7) expenses incurred upon termination of the Trust. In addition, to the extent then permitted by the Securities and Exchange Commission, the Trust may incur expenses of maintaining registration or qualification of the Trust or the Units under Federal or state securities laws so long as the Sponsor is maintaining a secondary market (including, but not limited to, legal, auditing and printing expenses).

   The accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any annual audit expense which
exceeds $.     per Unit. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

   The fees and expenses set forth above are payable out of the Trust and when unpaid will be secured by a lien on the Trust. Based upon the last dividend paid prior to the Initial Date of Deposit, dividends on the Stocks are expected to be sufficient to pay the entire amount of estimated expenses of the Trust. To the extent that dividends paid with respect to the Stocks and income received on the Treasury Obligations are not sufficient to meet the expenses of the Trust, the Trustee is authorized to sell Securities to meet the expenses of the Trust. Securities will be selected in the same manner as is set forth under "Redemption".

RIGHTS OF UNITHOLDERS

   Ownership of Units is evidenced by recordation on the books of the Trustee. In order to avoid additional operating costs and for investor convenience, certificates will not be issued unless a request, in writing with signature guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee, is delivered by the Unitholder to the Sponsor. Issued Certificates are transferable by presentation and surrender to the Trustee at its office in Boston, Massachusetts properly endorsed or accompanied by a written instrument or instruments of transfer. Uncertificated Units are transferable by presentation to the Trustee at its office in Boston of a written instrument of transfer.

   Certificates may be issued in denominations of one Unit or any integral multiple thereof as deemed appropriate by the Trustee. A Unitholder may be required to pay $2.00 per certificate reissued or transferred, and shall be required to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, mutilated, stolen or lost certificates, the Unitholder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

DISTRIBUTIONS

   The Trustee will distribute net dividends and interest, if any, from the Income Account on the quarterly Distribution Dates to Unitholders of record on the preceding Record Date. Distributions from the Capital Account will be made on the Capital Account Distribution Date to Unitholders of record on
the preceding Record Date. Distributions of less than $.   per Unit need not
be made from the Capital Account on any Distribution Date. See "Essential Information". Whenever required for regulatory or tax purposes, the Trustee will make special distributions of any dividends or capital on special Distribution Dates to Unitholders of record on special Record Dates declared by the Trustee.

   If and to the extent that the Sponsor, on behalf of the Trust, receives a favorable response to a no-action letter request which it intends to submit to the Division of Investment Management of the Securities and Exchange Commission (the "SEC") with respect to reinvesting cash proceeds received by the Trust, the Trustee may reinvest such cash proceeds in additional Securities held in the Trust Fund at such time. Such reinvestment shall be made so that each deposit of additional Securities shall be made so as to match as closely as practicable the percentage relationships of shares of Stocks and such reinvestment shall be made in accordance with the parameters set forth in the no-action letter response. If the Sponsor and the Trustee determine that it shall be necessary to amend the Indenture to comply with the parameters set forth in the no-action letter response, such documents may be amended without the consent of Unitholders. There can be no assurance that the Sponsor will receive a favorable no-action letter response.

   Unitholders may elect to have their Income Account distributions automatically reinvested into additional Units of the Trust at no sales charge. (See "Reinvestment Plan").

   Upon termination of the Trust, each Unitholder of record on such date will receive his pro rata share of the amounts realized upon disposition of the Securities plus any other assets of the Trust, less expenses of the Trust. (See "Termination of the Trust".)

REINVESTMENT PLAN

   Income Account and Capital Account distributions on Units may be reinvested by participating in the Trust's Reinvestment Plan (the "Reinvestment Plan"). To participate in the Reinvestment Plan, a Unitholder must contact his broker, dealer or financial institution to determine whether he may participate in the Reinvestment Plan. Under the Reinvestment Plan, the Units acquired for current Unitholders will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities, contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities. Deposits or purchases of Additional Securities will be made so as to maintain the percentage relationships of shares of Stocks, except as discussed under "The Trust". Purchases made pursuant to the Reinvestment Plan will be made without any Initial Sales Charge at the net asset value for Units of the Trust; of course, such Units will be subject to the Deferred Sales Charges remaining on Units received. Under the Reinvestment Plan, the Trust will pay the distributions to the Trustee which in turn will purchase for those participating Unitholders whole Units of the Trust at the price determined as of the close of business on the Distribution Date and will add such Units to the Unitholder's account. The Unitholder's account statement will reflect the reinvestment. The Trustee will not issue fractional Units, thus any cash remaining after purchasing the maximum number of whole Units will be distributed to the Unitholder. Unitholders wishing to terminate their participation in the Reinvestment Plan must notify their broker, dealer or financial institution of such decision. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

EXCHANGE OPTION

   So long as the Sponsor continues to offer new ABCs Trusts, Unitholders, in lieu of selling or redeeming their Units, may elect, by contacting their Investment Executive prior to the exchange notification date described below, to exchange their Units in the Trust for
units of the next ABCs Trust on or after the      , 1999 Distribution Date at
no Initial Sales Charge. Units acquired by means of the Exchange Option will,
of course, be subject to the 2.00% Deferred Sales Charge. $    . No election
to exchange may be made prior to 30 days before the date of the exchange, and any exchange election will be revocable at any time prior to the date of the exchange. It is expected that the terms of the new Trust will be substantially the same as those of this Trust. The Sponsor reserves the right not to offer new ABCs Trusts and there is no guarantee that a new Trust will
be available on or after the      , 1999 Distribution Date or      , 1999
(the Mandatory Termination Date of the Trust).

   Exchanges will be effected in whole Units only. Any excess proceeds from Unitholders' Units being surrendered will be returned. Unitholders will be permitted to advance new money in order to complete an exchange to round up to the next highest number of Units. An exchange of Units pursuant to the Exchange Option generally will constitute a "taxable event" under the Code, i.e., a Unitholder will recognize a tax gain or loss at the time of exchange. Unitholders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

   The Sponsor reserves the right to modify, suspend or terminate this Exchange Option at any time with notice to Unitholders. In the event the Exchange Option is not available to a Unitholder at the time he wishes to exercise it, the Unitholder will be immediately notified and no action will be taken with respect to his Units without further instruction from the Unitholder.

   To exercise the Exchange Option, a Unitholder should notify the Sponsor at
least [30?] days prior to the      , 1999 Distribution Date, or other date
that the Unitholder desires to excercise the Exchange Option (the "Exchange Notification Date"), that such Unitholder wishes to exercise the Exchange Option and to use the proceeds from the sale of his Units to the Sponsor of this Trust to purchase Units of the next ABCs Trust from the Sponsor. If Units of the next ABCs Trust are at that time available for sale, and if such Units may lawfully be sold in the state in which the Unitholder is resident, the Unitholder will be provided with a current prospectus or prospectuses relating to such series.

   The Exchange Option will operate in a manner essentially identical to any secondary market transaction, i.e., Units will be repurchased at a price based on the market value of the Securities in the portfolio of the Trust next determined after receipt by the Sponsor of an exchange request and properly endorsed documents. Units of the Exchange Trust will be sold to the Unitholder at a price based upon the next determined market value of the Securities in the Exchange Trust plus only the 2.00% Deferred Sales Charge. Exchange transactions will be effected only in whole units; thus, any proceeds not used to acquire whole units will be paid to the selling Unitholder.

   The Division of Investment Management of the SEC is of the view that the exchange option constitutes an "exchange offer", for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsor has received exemptive orders under Section 11(c) which the Sponsor believes permit the offering of this exchange, but no assurance can be given that the SEC will concur with the Sponsor's position and additional regulatory approvals may be required.

ADMINISTRATION OF THE TRUST

   Accounts. All dividends and interest received on Securities, proceeds from the sale of Securities or other moneys received by the Trustee on behalf of the Trust may be held in trust in non-interest bearing accounts until required to be disbursed.

   The Trustee will credit on its books to an Income Account dividends, if any, and interest income, on Securities in the Trust. All other receipts (i.e., return of principal and gains) are credited on its books to a Capital Account. A record will be kept of qualifying dividends within the Income Account. The pro rata share of the Income Account and the pro rata share of the Capital Account represented by each Unit will be computed by the Trustee as set forth under "Valuation".

   The Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, amounts necessary to pay expenses incurred by the Trust. (See "Expenses and Charges.") In addition, the Trustee may withdraw from the Income Account and the Capital Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See "Redemption.")

   The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any other governmental charges payable out of the Trust.

   Reports and Records. With any distribution from the Trust, Unitholders will be furnished with a statement setting forth the amount being distributed from each account.

   The Trustee keeps records and accounts of the Trust at its office in Boston, including records of the names and addresses of Unitholders, a current list of underlying Securities in the portfolio and a copy of the Indenture. Records pertaining to a Unitholder or to the Trust (but not to other Unitholders) are available to the Unitholder for inspection at reasonable times during business hours.

   Within a reasonable period of time after the end of such calendar year
1998 and by     , 1999, the Trustee will furnish each person who was a
Unitholder at any time during such periods an annual report containing the following information, expressed in reasonable detail both as a dollar amount and as a dollar amount per Unit: (1) a summary of transactions for such year in the Income and Capital Accounts and any Reserves; (2) any Securities sold during such periods and the Securities held at the end of such periods; (3) the Trust Fund Evaluation per Unit, based upon a computation thereof on the last business day of such period); and (4) amounts distributed to Unitholders during such periods.

   Portfolio Supervision. The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security under the following circumstances:

     (1) upon the failure of the issuer to declare or pay anticipated dividends or interest;

     (2) upon the institution of a materially adverse action or proceeding at law or in equity seeking to restrain or enjoin the declaration or payment of dividends or interest on any such Securities or the existence of any other materially adverse legal question or impediment affecting such Securities or the declaration or payment of dividends or interest on the same;

     (3) upon the breach of covenant or warranty in any trust indenture or other document relating to the issuer which might materially and adversely affect either immediately or contingently the declaration or payment of dividends on such Securities;

     (4) upon the default in the payment of principal or par or stated value of, premium, if any, or income on any other outstanding securities of the issuer or the guarantor of such Securities which might materially and adversely, either immediately or contingently, affect the declaration or payment of dividends on the Securities;

     (5) upon the decline in price or the occurrence of any materially adverse credit factors, that in the opinion of the Sponsor, make the retention of such Securities not in the best interest of the Unitholder;

     (6) upon a decrease in the Sponsor's internal rating of the Security; or

     (7) upon the happening of events which, in the opinion of the Sponsor, negatively affect the economic fundamentals of the issuer of the Security or the industry of which it is a part.

   Securities may also be tendered or sold in the event of a tender offer, merger or acquisition in the manner described under "The Trust." The Trustee may also dispose of Securities where necessary to pay Trust expenses or to satisfy redemption requests as directed by the Sponsor and in a manner necessary to maximize the objectives of the Trust, or if not so directed in its own discretion, and Stocks having the greatest appreciation shall be sold first.

   Securities may also be sold or otherwise disposed of in connection with
Unitholders' election of the exchange option on        , 1999 or thereafter
(see "Exchange Option").

AMENDMENT OF THE INDENTURE

   The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent or to make such other provisions as will not adversely affect the interest of the Unitholders.

   The Indenture may also be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to implement a program to reinvest cash proceeds received by the Trust in connection with corporate actions and in other situations, when and if the Sponsor receives a favorable response to the no-action letter request which it intends to submit to the Division of Investment Management at the SEC discussed above (see "Distributions"). There can be no assurance that a favorable no-action letter response will be received.

   The Indenture may be amended in any respect by the Sponsor and the Trustee with the consent of the holders of 51% of the Units then outstanding; provided that no such amendment shall (1) reduce the interest in the Trust represented by a Unit or (2) reduce the percentage of Unitholders required to consent to any such amendment, without the consent of all Unitholders.

   The Trustee will promptly notify Unitholders of the substance of any amendment affecting Unitholders' rights or their interest in the Trust.

TERMINATION OF THE TRUST

   The Indenture provides that the Trust will terminate on the Mandatory Termination Date. If the value of the Trust as shown by any evaluation is less than forty per cent (40%) of the market value of the Stocks upon completion of the deposit of Stocks, the Trustee may in its discretion, and will when so directed by the Sponsor, terminate such Trust. The Trust may also be terminated at any time by the written consent of 51% of the Unitholders or by the Trustee upon the resignation or removal of the Sponsor if the Trustee determines termination to be in the best interest of the Unitholders. In no event will the Trust continue beyond the Mandatory Termination Date.

   Unless advised to the contrary by the Sponsor, approximately 20 days prior to the termination of the Trust the Trustee will begin to sell the Securities held in the Trust and will then, after deduction of any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, distribute to each Unitholder, after due notice of such termination, such Unitholder's pro rata share in the Income and Capital Accounts. Moneys held upon the sale of Securities may be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The sale of Securities in the Trust in the period prior to termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.

SPONSOR

   The Sponsor, PaineWebber Incorporated, is a corporation organized under the laws of the State of Delaware. The Sponsor is a member firm of the New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of the National Association of Securities Dealers, Inc. The Sponsor is engaged in a security and commodity brokerage business as well as underwriting and distributing new issues. The Sponsor also acts as a dealer in unlisted securities and municipal bonds and in addition to participating as a member of various selling groups or as an agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

   The Indenture provides that the Sponsor will not be liable to the Trustee, the Trust or to the Unitholders for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but will be liable only for its own willful misfeasance, bad faith, gross negligence or willful disregard of its duties. The Sponsor will not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities in the Trust.

   The Indenture is binding upon any successor to the business of the Sponsor. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on the business of the Sponsor and duly assumes all the obligations of the Sponsor under the Indenture. In such event the Sponsor shall be relieved of all further liability under the Indenture.

   If the Sponsor fails to undertake any of its duties under the Indenture, becomes incapable of acting, becomes bankrupt, or has its affairs taken over by public authorities, the Trustee may either appoint a successor Sponsor or Sponsors to serve at rates of compensation determined as provided in the Indenture or terminate the Indenture and liquidate the Trust.

TRUSTEE

   The Trustee is Investors Bank & Trust Company, a Massachusetts trust company with its principal office at Hancock Towers, 200 Clarendon Street, Boston, Massachusetts 02116, toll-free number 800-356-2754, which is subject to supervision by the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

   The Indenture provides that the Trustee will not be liable for any action taken in good faith in reliance on properly executed documents or the disposition of moneys, Securities or Certificates or in respect of any valuation which it is required to make, except by reason of its own gross negligence, bad faith or willful misconduct, nor will the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and will not be liable for any such action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee. The Trustee will be indemnified and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability.

INDEPENDENT AUDITORS

   The Statement of Financial Condition and Schedule of Investments audited by Ernst & Young LLP, independent auditors, have been included in reliance on their report given on their authority as experts in accounting and auditing.

LEGAL OPINIONS

   The legality of the Units offered hereby has been passed upon by Carter, Ledyard & Milburn, 2 Wall Street, New York, New York, as counsel for the Sponsor.

                        REPORT OF INDEPENDENT AUDITORS

THE UNITHOLDERS, SPONSOR AND TRUSTEE
THE PAINEWEBBER EQUITY TRUST, ABCs TRUST SERIES 1

   We have audited the accompanying Statement of Financial Condition of The PaineWebber Equity Trust, ABCs Trust Series 1, including the Schedule of
Investments, as of      , 1998. This financial statement is the
responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with Investors Bank & Trust Company, Trustee, of an irrevocable letter of credit deposited for the purchase of
securities, as shown in the financial statement as of      , 1998. An audit
also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The PaineWebber Equity
Trust, ABCs Trust Series 1 at      , 1998, in conformity with generally
accepted accounting principles.


                                                 ERNST & YOUNG LLP


New York, New York
     , 1998

                        THE PAINEWEBBER EQUITY TRUST,
                                ABCS TRUST SERIES 1
                       STATEMENT OF FINANCIAL CONDITION
                  AS OF INITIAL DATE OF DEPOSIT,      , 1998

                                  TRUST PROPERTY
                                  --------------

Sponsor's Contracts to Purchase underlying Securities backed by irrevocable letter of credit (a).................................. $
Organizational Expenses (b)........................................
                                                                    --------------
    Total.......................................................... $
                                                                    ==============
                              INTEREST OF UNITHOLDERS
                              -----------------------

Accrued Liability (b).............................................. $
                                                                    --------------
Units outstanding:
 Cost to investors (c).............................................
 Less: Gross underwriting commissions (d)..........................
                                                                    --------------
    Total liabilities and net assets............................... $
                                                                    ==============

------------

   (a) The aggregate cost to the Trust of the securities listed under "Schedule of Investments" is determined by the Trustee on the basis set forth above under "Public Offering of Units--Public Offering Price." See also the column headed Cost of Securities to Trust under "Schedule of Investments." Pursuant to contracts to purchase securities, an irrevocable letter of credit
drawn on      , in the amount of $          has been deposited with the
Trustee, Investors Bank & Trust Company for the purchase of $ aggregate value of Securities in the initial deposit and for the purchase of Securities in subsequent deposits.

   (b) Organizational Expenses incurred by the Trust have been deferred and will be amortized over the life of the Trust. Organizational Expenses have been estimated on projected total assets of $ million. To the extent the Trust is larger or smaller, the estimate may vary.

   (c) The aggregate public offering price is computed on the basis set forth under "Public Offering of Units--Public Offering Price."

   (d) Assumes the maximum Initial Sales Charge of 1.00% of the Public Offering Price. A Deferred Sales Charge of $2.00 per 100 Units is payable in monthly installments during the third (3rd) through twelfth (12th) months of the life of the Trust for an aggregate amount of $20.00. Distributions will be made to an account maintained by the Trustee from which the Deferred Sales Charge obligation of the Unitholders to the Sponsor will be met. If
Units are sold, redeemed or exchanged prior to     , 1999, the remaining
portion of the distribution applicable to such redeemed Units will be transferred to the account on such redemption date. The sales charges are computed on the basis set forth under "Public Offering of Units--Sales Charge and Volume Discount."

                         THE PAINEWEBBER EQUITY TRUST
                                ABCS TRUST SERIES 1
                           SCHEDULE OF INVESTMENTS
                 AS OF INITIAL DATE OF DEPOSIT,       , 1998

COMMON STOCKS (1)

  PRIMARY INDUSTRY SOURCE AND      NUMBER OF
         NAME OF ISSUER              SHARES          TO TRUST(2)(3)
-------------------------------  ------------- ----------------------

                                                     ------------
  TOTAL INVESTMENTS.............                     $
                                                     ============

------------
(1)     All Securities are represented entirely by contracts to purchase
        Securities.
(2) Valuation of the Securities by the Trustee was made as described in "Valuation" as of the close of business on the business day prior to the Initial Date of Deposit.
(3)     The loss to the Sponsor on the initial date of deposit is $   .
 *      Non-income producing security.

        PAINEWEBBER EQUITY TRUST
           ABCs Trust Series 1

                                                                    TRUSTEE:

                                              INVESTORS BANK & TRUST COMPANY
                                                              Hancock Towers
                  [LOGO]                                200 Clarendon Street
                                                         Boston, Mass. 02116
                                                              (800) 356-2754

                                                                    SPONSOR:

                                                    PAINEWEBBER INCORPORATED
                                                      1200 Harbor Boulevard,
                                                       Weehawken, N.J. 07087
                                                              (201) 902-3000
-----------------------------------------------------------------------------
                              TABLE OF CONTENTS

    Essential Information Regarding the Trust.    2
     The Trust ...............................    4
     Risk Factors and Special Considerations .    7
     Federal Income Taxes ....................   10
     Public Offering of Units ................   11
       Public Offering Price .................   11
       Sales Charge and Volume Discount ......   11
       Employee Discount .....................   12
       Distribution of Units .................   12
       Secondary Market for Units ............   13
       Sponsor's Profits .....................   13
     Redemption ..............................   13
     Valuation ...............................   15
     Comparison of Public Offering Price and
      Redemption Value .......................   16
     Expenses of the Trust ...................   16
     Rights of Unitholders ...................   17
     Distributions ...........................   17
     Reinvestment Plan .......................   18
     Exchange Option .........................   18
     Administration of the Trust .............   19
       Accounts ..............................   10
       Reports and Records ...................   20
       Portfolio Supervision .................   20
     Amendment of the Indenture ..............   21
     Termination of the Trust ................   21
     Sponsor .................................   22
     Trustee .................................   22
     Independent Auditors ....................   23
     Legal Opinions ..........................   23
     Report of Independent Auditors ..........   24
     Statement of Financial Condition ........   25
     Schedule of Investments .................   26

------------------------------------------------------------------------------
NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE
TRUST, THE TRUSTEE OR THE SPONSOR. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.
------------------------------------------------------------------------------
THIS PROSPECTUS CONTAINS INFORMATION CONCERNING THE TRUST AND THE SPONSOR,
BUT DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE TRUST'S
REGISTRATION STATEMENTS, AMENDMENTS AND EXHIBITS RELATING THERETO, WHICH HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C.
UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                     FINANCIAL STATEMENTS


          1. Statement of Condition of the Trust as shown in the current Prospectus for this series.

          2.   Financial Statements of the Depositor.

          PaineWebber Group-Financial Statements incorporated by reference to Form 10-K and 10-Q, File No. 1-7367, respectively.

              CONTENTS OF REGISTRATION STATEMENT


          This registration statement comprises the following documents:

          The facing sheet.
          The Prospectus.
          The Undertaking to file reports.
          The signatures.

          The following exhibits:

          1. Ex. 99.A1 Standard Terms and Conditions of Trust dated as of July 10, 1990 between PaineWebber Incorporated,
Depositor, Investors Bank & Trust Co. and The First National
Bank of Chicago, as Co-Trustees (incorporated by reference to Exhibit 2 in File No. 33-30404).

          2. Ex. 99.A6 Certificate of Incorporation of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit
8 in File No. 2-88344).

          3. Ex. 99.A6 By-Laws of PaineWebber Incorporated, as amended (incorporated by reference to Exhibit A(6)(a) in File No.
811-3722).

          The following exhibits to be supplied by amendment:

          1. Ex.27  Financial Data Schedule

          2. Ex.99.A2 Copy of Trust Indenture and Agreement between PaineWebber Incorporated, Depositor, Investors Bank & Trust
Co. and The First National Bank of Chicago as Co-Trustees incorporating by reference Standard Terms and Conditions of Trust dated as of July 10, 1990.

          3. Ex.99.A5 Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust).

          4. Ex.99.2 Opinion of Counsel as to legality of securities being registered.

          5. Ex.99.C1 Opinion of Counsel as to income tax status of securities being registered.

          6. Ex.99.C2  Consent of Ernst and Young, LLP Independent
Auditors.

SIGNATURE


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 1st day of June, 1998.

                                            THE PAINEWEBBER EQUITY TRUST,
                                              ABCs TRUST SERIES 1
                                            (Registrant)
                                            By: PaineWebber Incorporated
                                            (Depositor)

                                            /s/ Robert E. Holley
                                            -----------------------------------
                                            Robert E. Holley
                                            Senior Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of PaineWebber Incorporated the Depositor by the following persons who constitute a majority of the Executive Committee of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 1st of June, 1998.


PAINEWEBBER INCORPORATED

     Name                                      Office
     ----                                      ------
Donald B. Marron                   Chairman, Chief Executive
                                   Officer, Director & Member of
                                   the Executive Committee*
Regina A. Dolan                    Executive Vice President, Chief
                                   Financial Officer & Director of PaineWebber
                                   Incorporated*
Joseph J. Grano, Jr.               President, Retail Sales & Marketing,
                                   Director & Member of the Executive
                                   Committee*
Steve P. Baum                      Executive Vice President, Director of
                                   PaineWebber Incorporated*
Robert H. Silver                   Executive Vice President Director of
                                   Paine Webber Incorporated*
Mark B. Sutton                     Executive Vice President, Director of
                                   PaineWebber Incorporated*
Margo N. Alexander                 Executive Vice President, Director of
                                   PaineWebber Incorporated*
Terry L. Atkinson                  Managing Director, Director of PaineWebber
                                   Incorporated*
Brian M. Barefoot                  Executive Vice President, Director of
                                   PaineWebber Incorporated*
Michael Culp                       Managing Director, Director of PaineWebber
                                   Incorporated*
Edward M. Kerschner                Managing Director, Director of PaineWebber
                                   Incorporated*
James P. MacGilvray                Executive Vice President, Director of
                                   PaineWebber Incorporated*

                                   By /s/ Robert E. Holley
                                      -----------------------------------
                                      Robert E. Holley
                                      Attorney-in-fact*

--------------
* Executed copies of the powers of attorney have been filed with the Securities and Exchange Commission in connection with Post Effective Amendment No.19 to the Registration Statement File No. 2-61279.